STATE OF DELAWARE CERTIFICATE
OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is **Internet Sciences, Inc.**

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered **Fourth** so that, as amended, said Article shall be and read as follows:

> **FOURTH:** The total number of shares which lhe Corporation authorized to issue is 100.000.000 share of capital stock, as follows:
>
> (i) 100,000,000 shares should be designated as Class A Common Stock at $0.001 par value per share;

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: Drew Barnholtz

Authorized Officer

Name: Drew Barnholtz

Chief Legal Officer

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